SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2017

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.
Corporate Taxpayer ID (CNPJ): 42.150.391/0001-70
Company Registry (NIRE): 29.300.006.939
Publicly Held Corporation

MATERIAL FACT

Braskem S.A. (“Braskem” or “Company”), in compliance with CVM Instruction 358/02, hereby announces to its shareholders and the general market that it concluded, on the date hereof, the work with its independent auditors and consequently filed its audited financial statements for fiscal year 2016 and the reviewed quarterly financial statements for the first and second quarter of 2017, prepared in accordance with Brazilian law. The Company also refiled its Annual Calendar to reflect such changes.

Therefore, as soon as the audit financial statements for fiscal year 2016 are published, the Company will call a Shareholders Meeting to consider and vote on the following: (i) examine, discuss and vote on the Management Report and respective management accounts, and on the financial statements of the Company for fiscal year 2016; and (ii) consider and vote on the allocation of net income for fiscal year 2016.

The Company informs that it continues to make its best efforts to complete the work with its independent auditor for filing its Form 20-F and will keep the market informed of any developments related to this matter.

São Paulo, August 15, 2017

Pedro van Langendonck Teixeira de Freitas
Chief Financial and Investor Relations Officer
Braskem S.A.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 15, 2017
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.